UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of March, 2008

Commission File Number 0-28584

CHECK POINT SOFTWARE TECHNOLOGIES LTD.

(Translation of registrant's name into English)

5 Ha'solelim Street, Tel Aviv, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form, is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

FOR IMMEDIATE RELEASE

INVESTOR CONTACT:	MEDIA CONTACT:
Kip E. Meintzer	Gregory Kunkel
Check Point Software Technologies	Check Point Software Technologies
+1 650.628.2040	+1 650.628.2070
ir@us.checkpoint.com	press@us.checkpoint.com

CHECK POINT APPOINTS TAL PAYNE CHIEF FINANCIAL OFFICER

New CFO brings extensive experience and leadership in technology and finance

REDWOOD CITY, Calif., March 25, 2008 – Check Point® Software Technologies Ltd. (Nasdaq: CHKP), the worldwide leader in securing the Internet, today announced the appointment of Tal Payne to Chief Financial Officer, effective mid-2008. Most recently, Ms. Payne was Chief Financial Officer at Gilat Satellite Networks Ltd. (Nasdaq: GILT), a leading provider of products and services for satellite-based communications networks.

        “Ms. Payne’s financial leadership experience with a successful global public company makes her the ideal candidate to help us lead our business into the next phase of growth,” said Gil Shwed, Chief Executive Officer at Check Point.

        Ms. Payne has served as Chief Financial Officer to Gilat since 2005 and was Vice President of Finance for over 5 years. During her career with Gilat she has led the company’s public offerings, capital restructurings, and M&A transactions. Previously, she was employed at Kesselman & Kesselman PWC and is a Certified Public Accountant. Ms. Payne received her MBA and BA from Tel Aviv University in Israel.

        Ms. Payne will replace current Chief Financial Officer Eyal Desheh, an eight-year Check Point veteran who the company announced last October would be transitioning to the Chief Financial Officer position at Teva Pharmaceutical Industries Ltd. (Nasdaq: TEVA), one of the world’s leading generic pharmaceutical companies and Israel’s largest company.

Continued Shwed, “We are very pleased Ms. Payne is joining the Check Point family and we look forward to her strategic and financial contributions.”

About Check Point Software Technologies Ltd.
Check Point Software Technologies Ltd. (www.checkpoint.com) is a leader in securing the Internet. The company is a market leader in the worldwide enterprise firewall, personal firewall, data security and VPN markets.  Check Point’s PURE focus is on IT security with its extensive portfolio of network security, data security and security management solutions. Through its NGX platform, Check Point delivers a unified security architecture for a broad range of security solutions to protect business communications and resources for corporate networks and applications, remote employees, branch offices and partner extranets. The company also offers market leading data security solutions through the Pointsec product line, protecting and encrypting sensitive corporate information stored on PCs and other mobile computing devices. Check Point’s award-winning ZoneAlarm Internet Security Suite and additional consumer security solutions protect millions of consumer PCs from hackers, spyware and data theft. Extending the power of the Check Point solution is its Open Platform for Security (OPSEC), the industry’s framework and alliance for integration and interoperability with “best-of-breed” solutions from hundreds of leading companies. Check Point solutions are sold, integrated and serviced by a network of Check Point partners around the world and its customers include 100 percent of Fortune 100 companies and tens of thousands of businesses and organizations of all sizes.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

March 26, 2008	CHECK POINT SOFTWARE TECHNOLOGIES LTD. By: /s/ John Slavitt —————————————— John Slavitt General Counsel